Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

RECEIVED
2006 AUG 16 P 3:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06016078

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, August 14th, 2006

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements and our Management Report as of June 30, 2006.

Sincerely yours

Ferreyros S.A.A.
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

PROCESSED
AUG 18 2006
THOMSON FINANCIAL

8/16

Ferreyros

HECHO DE IMPORTANCIA

Lima, 14 de agosto del 2006

Señores
Comisión Nacional Supervisora de Empresas y Valores
Presente.-

Estimados señores:

De acuerdo a disposiciones vigentes, cumplimos con presentar los estados financieros de Ferreyros S.A.A. y subsidiarias, al 30 de junio del 2006, así como las Notas a los Estados Financieros e Informe de Gerencia a la misma fecha. El Informe de Gerencia incluye la Declaración de Responsabilidad y el Análisis y Discusión de Gerencia.

Los estados financieros al 30 de junio del 2006 han sido aprobados por la Alta Gerencia de la Oficina Matriz el 11 de agosto del 2006.

Atentamente,

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de junio del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

RECEIVED
2006 AUG 16 P 3:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

Para mayor información contactar con:
Liliana Montalvo, Subgerente de Tesorería
Teléfonos: (51-1) 3367070, anexo 4163
Email: lmontalvo@ferreyros.com.pe

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2006

(Lima, Perú, 14 de agosto del 2006).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del segundo trimestre del 2006.

Las ventas al 30-06-06 ascendieron a S/. 729.8 millones, en comparación con S/. 508.4 millones del mismo periodo del año anterior, un incremento de 43.6%.

La utilidad neta al 30-06-06 ascendió a S/ 48.0 millones en comparación con S/. 10.1 millones del mismo período del año anterior, un aumento de 376.7%. Este incremento en la utilidad neta ha sido alcanzado principalmente gracias a un crecimiento de 43.6% en las ventas, lo cual se explica por el dinamismo experimentado en casi todos los sectores económicos en los cuales la Compañía realiza sus operaciones, especialmente en el sector minero, debido al aumento del precio de los minerales en el mercado internacional. Adicionalmente, se ha logrado mantener los gastos de administración y ventas con un crecimiento mínimo de 4.1%, a pesar del gran incremento de ventas.

Cabe señalar que en nuestro informe de gerencia del 1T 2006, mencionamos que los volúmenes de ventas de repuestos y servicios alcanzados en dicho período no se mantendrían en el resto del año debido a que se esperaba una disminución en la demanda de repuestos y servicios de un cliente importante de la gran minería, situación que se ha cumplido, ya que si se compara las ventas de repuestos y servicios del 1T 2006 con las del 2T 2006, se puede observar una disminución de 10.8%.

A continuación se presenta las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

En la Junta General de Accionistas de fecha 28 de Marzo del 2005, se acordó la escisión de un bloque patrimonial de la subsidiaria Motorindustria, relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos, el cual ha sido transferido a Ferreyros S.A.A. Esta escisión se hizo efectiva el 1° de marzo del 2006.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 2T 2006 ascendieron a S/. 393.5 millones, en comparación con S/. 276.9 millones del mismo período del año anterior, un incremento de 42.1 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 61.9% a las del 2T 2005 (S/. 200.3 millones en el 2T 2006; S/. 123.8 millones en el 2T 2005), debido a lo siguiente:

- Incremento de 75.9% en la venta de equipos Caterpillar (S/. 166.6 millones en el 2T 2006; S/: 94.7 millones en el 2T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería, así como por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de diferentes sectores económicos.
- Disminución en la venta de equipos agrícolas de 2.4% (S/.8.8 millones en el 2T 2006; S/. 9.0 millones en el 2T 2005); explicado básicamente por una disminución de S/. 1.5 millones en las ventas de una subsidiaria a clientes de la región de la selva dedicados a la producción de arroz. Esta disminución ha sido compensada en gran parte por una venta de S/. 1.3 millones a un cliente del sector construcción, quien utilizara los equipos en la ejecución de trabajos de movimiento de tierra.
- Disminución de 5.6% en las ventas de la línea automotriz (S/. 7.0 millones en el 2T 2006; S/. 7.5 millones en el 2T 2005), debido a la postergación de algunas ventas, las cuales serán facturadas en el 3T 2006.
- Incremento de 42.5% en las ventas de equipos usados (S/. 17.9 millones en el 2T 2006, S/. 12.6 millones en el 2T 2005), que se explica por mayores ventas a empresas dedicadas a la construcción de carreteras y a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.

De otro lado, en 2T 2006, las ventas de repuestos y servicios fueron superiores en 23.1% a las del mismo período del año anterior (S/.160.6 millones en el 2T 2006; S/.130.6 millones en el 2T 2005), debido a importantes ventas de repuestos y servicios a empresas de la gran minería, que a partir del tercer trimestre del 2005 aumentaron significativamente el envío de componentes para su reparación en los talleres de la Compañía. Es importante mencionar que, debido a que en 1T 2006 se terminaron las reparaciones de una cantidad significativa de componentes de un cliente importante de la gran minería, las

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División

ventas de repuestos y servicios disminuyeron en 10.8% en el 2T 2006 en relación con las del 1T 2006 (S/.160.7 millones en el 2T 2006; S/.180.1 millones en el 1T 2006).

Por otra parte, los ingresos por alquiler de equipos del 2T 2006 mostraron un incremento de 17.0% en comparación con los registrados en el mismo periodo del año anterior (S/. 4.6 millones el 2T 2006; S/. 3.9 millones en el 2T 2005). Este incremento en las ventas del 2T 2006 se debe a una mayor demanda de alquiler de equipos ligeros por parte de clientes del sector construcción.

UTILIDAD EN VENTAS.- La utilidad en ventas del 2T 2006 ascendió a S/. 82.8 millones, en comparación con S/. 61.0 millones del mismo período del año anterior, un incremento de 36.0%, originado principalmente por un aumento en las ventas de equipos Caterpillar así como por la mayor venta de repuestos y servicio. En términos porcentuales el margen bruto del 2T 2006 es inferior al del mismo período del año anterior (2T 2006: 21.0%; 2T 2005: 22.0%). Esta disminución se debe, principalmente, a una mayor participación de las ventas de productos principales en la venta total de la compañía (S/. 200.3 millones en el 2T 2006; S/. 123.8 millones en el 2T 2005). Los márgenes brutos de ventas de productos principales son más bajos que los obtenidos en ventas de repuestos y servicios.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 2T 2006 a S/. 45.2 millones en comparación con S/. 44.4 millones del mismo período del año anterior, un incremento neto de 1.9 %, debido principalmente a:

- Un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Disminución de la provisión para cobranza dudosa, gracias a una mejora en la calidad de la cartera.
- Disminución de los gastos fijos como resultado de las medidas que se se han adoptado para mejorar la rentabilidad de las diferentes unidades de negocio.

En el segundo trimestre del 2006 los gastos de venta y administración representan el 11.5 % de las ventas netas frente al 16.0 % del mismo periodo del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 2T 2006 ascendieron a S/. 8.0 millones en comparación con S/. 6.2 millones del mismo período del año anterior, un incremento de 28.4%, generado principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 2T 2006 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, como consecuencia de un aumento en las compras de equipos y repuestos debido al significativo crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.7 millones en el 2T 2006 en comparación con S/.7.9 millones del mismo período del año anterior, una disminución de 2.8% debido principalmente a una sustitución de obligaciones con tasa de interés alta por otras con tasa de

Ferreyros S.A.A. Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Hugo Sommerkamp Molinari

interés mas baja, que ha compensado con exceso el aumento de S/. 63.4 millones en el pasivo promedio sujeto al pago de interés (pasivo promedio 2T 2006: S/.469.3 millones; pasivo promedio 2T 2005: S/.405.8 millones).

OTROS INGRESOS (EGRESOS).--- En el 2T 2006 se registró en este rubro un egreso neto de S/. 1.9 millones en comparación con un egreso neto de S/. 4.1 millones del mismo período del año anterior. En el 2T 2006, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 1.8 millones por provisión para desvalorización de existencias; y ii) otros egresos netos por S/. 0.1 millones. En el 2T 2005, se registró en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 4.0 millones por provisión para desvalorización de existencias, y ii) un egreso neto de S/. 0.1 millones por otros conceptos.

UTILIDAD (PERDIDA) EN CAMBIO.- El 2T 2006 y 2T 2005 incluyen utilidades en cambio por S/. 7.7 millones y S/. 1.0 millones, respectivamente. En ambos periodos la utilidad ha sido originada por la apreciación del nuevo sol frente al dólar americano (2.9 % el 2T 2006 y 0.3% el 2T 2005). En el caso de la Compañía, el importe de las cuentas por pagar en dólares americanos es mayor que el de las cuentas por cobrar en dicha moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del segundo trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 2T 2006 ascendió a S/. 27.0 millones en comparación con S/. 5.9 millones del mismo período del año anterior, un incremento de 357.8%, explicado por un incremento en la utilidad bruta, un incremento en los ingresos financieros, una disminución de los gastos financieros, una mayor utilidad en cambio y menores egresos diversos, lo cual ha permitido cubrir el pequeño incremento de los gastos de Administración y Ventas, así como aumentar la utilidad neta en S/. 21.1 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN (UAIDA).- La UAIDA (EBITDA, por sus siglas en inglés) en el 2T 2006 ascendió a S/. 99.7 millones frente a S/. 50.8 millones del mismo período del año anterior, lo cual representa un incremento de 96.2%.

ANALISIS DEL BALANCE GENERAL

Al 30-06-06, el total de pasivos ascendió a S/. 619.8 millones en comparación con S/. 549.9 millones al 30-06-05, un incremento de S/. 70.0 millones. Por otra parte, el total de activos al 30-06-06 ascendió a S/. 974.5 millones en comparación con S/. 848.6 millones al 30-06-05, un incremento neto de S/. 125.8 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 153.2 millones, como consecuencia de:

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

i) aumento de S/. 107.9 millones por mayores ventas; ii) aumento de S/.59.2 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; iii) disminución de S/. 9.0 millones por incremento en la provisión para cobranza dudosa; y iv) disminución de S/. 4.9 millones por incremento en intereses diferidos.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 62.5 millones, que se explica por: i) disminución de S/. 59.2 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; y ii) otras disminuciones netas por S/. 3.3 millones.

c) Aumento neto de Existencias por S/. 47.8 millones debido a: i) aumento neto de S/.51.8 millones por compras efectuadas en el período para atender el crecimiento en la demanda de los clientes; ii) aumento neto de S/. 8.5 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 12.5 millones por incremento de la provisión para desvalorización de existencias.

d) Disminución neta del Activo Fijo por S/. 8.6 millones, que se explica por: i) aumento de S/. 15.6 millones por compras de equipos de alquiler; ii) aumento de S/. 21.4 millones por compras de otros activos fijos; iii) disminución neta de S/. 8.5 millones por transferencia de equipo de alquiler del activo fijo al inventario; v) disminución de S/.32.7 millones por aumento en la depreciación acumulada; vi) disminución de S/. 3.9 millones por aumento en la provisión para desvalorización de activo fijo; y vii) otras disminuciones netas por S/. 0.5 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-06 es de 1.80, superior al ratio corriente de 1.33 al 30-06-05.

El ratio de apalancamiento financiero al 30-06-06 es 1.33 en comparación con 1.52 al 30-06-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 30 de junio del 2006 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS

ANEXO 1

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Estado de Ganancias y Pérdidas

	2T 06	%	1T 06	%	2T 05	%	2T 06/ 1T 06 %	2T 06/ 2T 05 %	Acumulado al 30-06-06	%	Acumulado al 30-06-05	%	Variación %
Ventas Netas	393,491	100.0	336,363	100.0	276,925	100.0	17.0	42.1	729,854	100.0	508,376	100.0	43.6
Costo de Ventas	-310,687	-79.0	-258,040	-76.7	-216,028	-78.0	20.4	43.8	-568,727	-77.9	-393,163	-77.3	44.7
Utilidad en ventas	**82,804**	**21.0**	**78,323**	**23.3**	**60,897**	**22.0**	**5.7**	**36.0**	**161,127**	**22.1**	**115,213**	**22.7**	**39.9**
Gastos de Venta y Administración	-45,258	-11.5	-44,302	-13.2	-44,397	-16.0	2.2	1.9	-89,560	-12.3	-86,002	-16.9	4.1
Utilidad en operaciones	**37,546**	**9.5**	**34,021**	**10.1**	**16,500**	**6.0**	**10.4**	**127.6**	**71,567**	**9.8**	**29,211**	**5.7**	**145.0**
Ingresos Financieros	8,017	2.0	8,729	2.6	6,244	2.3	-8.2	28.4	16,746	2.3	11,679	2.3	43.4
Gastos Financieros	-7,737	-2.0	-9,667	-2.9	-7,963	-2.9	-20.0	-2.8	-17,404	-2.4	-15,546	-3.1	12.0
Otros Ingresos (Egresos), neto	-1,901	-0.5	-2,460	-0.7	-4,066	-1.5	-22.7	-53.2	-4,361	-0.6	-8,107	-1.6	-46.2
Utilidad antes de diferencia en cambio	**35,925**	**9.1**	**30,623**	**9.1**	**10,715**	**3.9**	**17.3**	**235.3**	**66,548**	**9.1**	**17,237**	**3.4**	**286.1**
Utilidad en cambio	7,650	1.9	3,884	1.2	1,003	0.4	97.0	662.7	11,534	1.6	2,653	0.5	334.7
Utilidad antes de Participaciones e Impuesto a la Renta	**43,574**	**11.1**	**34,507**	**10.3**	**11,718**	**4.2**	**26.3**	**271.9**	**78,081**	**10.7**	**19,891**	**3.9**	**292.6**
Participaciones	-3,678	-0.9	-3,040	-0.9	-1,247	-0.5	21.0	194.9	-6,718	-0.9	-2,103	-0.4	219.4
Utilidad antes de Impuesto a la Renta	**39,897**	**10.1**	**31,467**	**9.4**	**10,471**	**3.8**	**26.8**	**281.0**	**71,364**	**9.8**	**17,788**	**3.5**	**301.2**
Impuesto a la Renta	-12,867	-3.3	-10,455	-3.1	-4,567	-1.6	23.1	181.7	-23,322	-3.2	-7,710	-1.5	202.5
Utilidad neta	**27,029**	**6.9**	**21,012**	**6.2**	**5,904**	**2.1**	**28.6**	**357.8**	**48,041**	**6.6**	**10,078**	**2.0**	**376.7**

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General (Expresado en miles de nuevos soles)

	30-jun-06	30-jun-05	Variación % 30-jun-06 / 30-jun-05
Caja y bancos	37,877	47,345	-20.0
Cuentas por cobrar comerciales	320,596	169,948	88.6
Inventarios	295,542	247,704	19.3
Otras cuentas por cobrar	9,521	71,979	-86.8
Gastos pagados por anticipado	8,859	7,169	23.6
Activo Corriente	**672,395**	**544,145**	23.6
Cuentas por cobrar comerciales a largo plazo	27,890	25,282	10.3
Inmueble, maquinaria y equipo			
Equipo de alquiler	79,329	86,113	-7.9
Otros activos fijos	366,752	363,961	0.8
	446,081	450,074	-0.9
Depreciación acumulada	-206,022	-201,461	2.3
Inmueble, maquinaria y equipo, neto	240,059	248,613	-3.4
Inversiones	19,029	18,999	0.2
Otros activos no corrientes	15,145	11,582	30.8
Activo no Corriente	302,123	304,476	-0.8
Total Activo	**974,518**	**848,621**	14.8
Deuda de corto plazo	79,529	153,304	-48.1
Otros pasivos corrientes	293,097	256,406	14.3
Pasivo corriente	**372,626**	**409,710**	-9.1
Deuda de largo plazo	247,174	140,157	76.4
Total Pasivo	**619,800**	**549,867**	12.7
Ganancias diferidas	5,167	7,521	-31.3
Impuesto a la renta diferido			
Patrimonio	**349,551**	**291,233**	20.0
Total Pasivo y Patrimonio	**974,518**	**848,621**	14.8
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	15,744	18,053	
UAIDA	**99,696**	**50,836**	
Ratios Financieros			
Ratio corriente	1.80	1.33	
Apalancamiento Financiero	1.33	1.52	
Valor contable por acción	1.35	1.20	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones

	2T 06	%	1T 06	%	2T 05	%	2T 06/ 1T 06 %	2T 06/ 2T 05 %	**Acumulado al 30-6-2006**	%	**Acumulado al 30-6-2005**	%	**Variación %**
Caterpillar:													
Gran minería	76,057	19.3	70,796	21.0	46,805	16.9	7.4	62.5	146,853	20.1	79,700	15.7	84.3
Otros	90,494	23.0	25,733	7.7	47,870	17.3	251.7	89.0	116,227	15.9	80,758	15.9	43.9
	166,551	42.3	96,529	28.7	94,675	34.2	72.5	75.9	263,080	36.0	160,458	31.6	64.0
Equipos agrícolas	8,802	2.2	6,408	1.9	9,019	3.3	37.4	-2.4	15,210	2.1	17,491	3.4	-13.0
Automotriz	7,087	1.8	8,295	2.5	7,504	2.7	-14.6	-5.6	15,382	2.1	14,727	2.9	4.4
Unidades usadas	17,892	4.5	15,547	4.6	12,556	4.5	15.1	42.5	33,439	4.6	22,398	4.4	49.3
	200,332	50.9	126,779	37.7	123,754	44.7	58.0	61.9	327,111	44.8	215,074	42.3	52.1
Repuestos y servicios	160,694	40.8	180,137	53.6	130,589	47.2	-10.8	23.1	340,831	46.7	252,549	49.7	35.0
Alquileres	4,651	1.2	3,683	1.1	3,976	1.4	26.3	17.0	8,334	1.1	7,089	1.4	17.6
Otras ventas de subsidiarias	27,814	7.1	25,764	7.7	18,605	6.7	8.0	49.5	53,578	7.3	33,664	6.6	59.2
Total	393,491	100.0	336,363	100.0	276,925	100.0	17.0	42.1	729,854	100.0	508,376	100.0	43.6

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2006
Minería	47.4%
Construccion	15.0%
Comercio y servicios	8.9%
Hidrocarburos	3.0%
Pesca	2.6%
Transporte	1.7%
Agricultura	1.6%
Gobierno	1.5%
Industria	1.1%
Otros	17.0%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2006
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	74,624	50,429	7,334	16,861
Proveedores:				
Caterpillar	3,529	3,529		
Otros	20,867	20,867		
Bonos corporativos	55,269		5,659	49,610
Caterpillar Financial Services	10,921		1,572	9,349
Otros pasivos	24,912	24,912		
Total	190,122	99,737	14,565	75,820

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2006	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que metodo utilizo para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Junio del año 2006 y 31 de Diciembre del año 2005
(En miles de nuevos soles)

Codigo		Notas	Al 30 de Junio 2006	Al 31 de Diciembre 2005
	Activo			
	Activo Corriente			
1D0109	Efectivo y equivalentes de efectivo		37,877	17,189
1D0114	Inversiones financieras		**0**	**0**
1D0110	Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
1D0111	Activos disponibles para la venta		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	320,596	259,723
1D0104	Cuentas por Cobrar a Vinculadas			
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		9,521	18,605
1D0106	Existencias (neto de provisión acumulada)	3	295,542	297,697
1D0112	Activos Biológicos		0	0
1D0115	Activos no corrientes disponibles para la venta		0	0
1D0107	Gastos Pagados por Anticipado		8,859	6,168
1D0113	Otros activos		0	0
1D01ST	**Total Activo Corriente**		**672,395**	**599,382**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	2	27,890	41,535
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo		0	0
1D0217	Inversiones financieras		**19,029**	**17,749**
1D0213	Activos disponibles para la venta		0	0
1D0215	Activos financieros mantenidos a vencimiento		0	0
1D0214	Inversiones al método de la participación		16,196	13,608
1D0218	Otras Inversiones financieras		2,833	4,141
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0209	Existencias		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	240,059	226,159
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		13,745	11,301
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		1,400	763
1D02ST	**Total Activo No Corriente**		**302,123**	**297,507**
1D020T	**TOTAL ACTIVO**		**974,518**	**896,889**

	Notas	Al 30 de Junio 2006	Al 31 de Diciembre 2005	Codigo
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		1,395	2,158	1D0306
Obligaciones Financieras		164,348	79,211	1D0309
Cuentas por Pagar Comerciales		79,529	125,067	1D0302
Cuentas por Pagar a Vinculadas				1D0303
Provisiones		0	0	1D0310
Impuesto a la Renta y Particip. Corrientes		16,794	12,502	1D0311
Otras Cuentas por Pagar		110,560	143,127	1D0304
Pasivos por Instrumentos Financieros Derivados		0	0	1D0308
Total Pasivo Corriente		**372,626**	**362,065**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		247,174	214,337	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por pagar a Vinculadas		0	0	1D0402
Pasivos por Instrumentos Financieros Derivados		0	0	1D0405
Provisiones		0	0	1D0406
Otras Cuentas por Pagar		0	0	1D0408
Ingresos Diferidos (netos)		5,167	5,669	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo		0	0	1D0404
Total Pasivo No Corriente		**252,341**	**220,006**	1D04ST
Total Pasivo		**624,967**	**582,071**	1D040T
Patrimonio Neto				
Capital	7	150,454	143,556	1D0701
Capital adicional		0	0	1D0702
Resultados no realizados	7	8,437	8,595	1D0708
Reservas Legales	7	6,966	5,432	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	7	21,154	14,165	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto atribuible a los accionistas mayoritarios		**187,011**	**171,748**	1D0710
Capital	7	133,742	122,622	1D0504
Acciones de Inversión		0	0	1D0505
Capital adicional		0	0	1D0506
Resultados no realizados	7	7,500	7,342	1D0507
Reservas Legales	7	7,003	4,632	1D0508
Otras Reservas		0	0	1D0509
Resultados Acumulados	7	14,295	8,474	1D0510
Diferencias de Conversión		0	0	1D0511
Total Patrimonio Neto atribuible a los Intereses Minoritarios		162,540	143,070	1D0503
Total Patrimonio Neto		**349,551**	**314,818**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**974,518**	**896,889**	1D070T

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2006	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)		386,810	276,692	724,791	504,955
2D0102	Otros Ingresos Operacionales		1,190	233	1,306	581
2D01ST	**Total de Ingresos Brutos**		**388,000**	**276,925**	**726,097**	**505,536**
2D0201	Costo de Ventas (Operacionales)		-305,195	-216,028	-564,970	-390,322
2D0202	Otros costos operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**-305,195**	**-216,028**	**-564,970**	**-390,322**
2D02ST	**Utilidad Bruta**		**82,805**	**60,897**	**161,127**	**115,214**
	Gastos Operacionales					
2D0302	Gastos de Ventas		-23,817	-26,326	-47,148	-50,741
2D0301	Gastos de Administración		-21,441	-18,071	-42,412	-35,261
2D03ST	**Utilidad Operativa**		**37,547**	**16,500**	**71,567**	**29,212**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros		15,666	7,247	28,279	14,332
2D0402	Gastos Financieros		-7,737	-7,963	-17,404	-15,546
2D0406	Participación en los resultados de empresas vinculadas bajo el método de participación					
2D0409	Ganancia o pérdida por instrumentos financieros derivados					
2D0407	Ganancia o pérdida por venta de activos			0		0
2D0403	Otros Ingresos		0	0	0	0
2D0404	Otros Gastos		-1,901	-4,066	-4,361	-8,107
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**43,575**	**11,718**	**78,081**	**19,891**
2D0501	Participación de los trabajadores		-3,678	-1,247	-6,718	-2,103
2D0502	Impuesto a la Renta		-12,867	-4,567	-23,322	-7,710
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**27,030**	**5,904**	**48,041**	**10,078**
	Utilidad (Pérdida) Neta atribuible:					
2D0802	**Accionistas mayoritarios**		14,309	3,184	25,433	5,435
2D0803	**Intereses Minoritarios**		12,721	2,720	22,608	4,643
			27,030	**5,904**	**48,041**	**10,078**
2D0901	Utilidad (pérdida) básica por acción común	9	0.105	0.023	0.186	0.039
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (pérdida) diluida por acción común		0.000	0.000	0.000	0.000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2006 al 30 de Junio de 2006	Del 1 de Enero de 2005 al 30 de Junio de 2005
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales		704,784	485,608
3D0110	Honorarios y comisiones			
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)		5,838	4,374
3D0111	Dividendos (no incluidos en la actividad de inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros cobros de efectivo relativos a la actividad		19,147	11,325
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios		-646,702	-421,410
3D0105	Remuneraciones y beneficios sociales		-63,100	-64,253
3D0106	Tributos		-17,433	-7,919
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)		0	0
3D0114	Dividendos (no incluidos en la actividad de financiamiento)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de efectivo relativos a la actividad		-6,878	-5,223
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**-4,344**	**2,502**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a vinculadas		0	0
3D0201	Venta de inversiones financieras		125	0
3D0213	Venta de inversiones inmobiliarias		0	0
3D0202	Venta de inmuebles, maquinaria y equipo		1,203	834
3D0203	Venta de activos intangibles		0	0
3D0210	Intereses y rendimientos		0	0
3D0211	Dividendos		15	4,886
3D0204	Otros cobros de efectivo relativos a la actividad		755	831
	Menos pagos (salidas) por:			
3D0212	Prestamos otorgados a vinculadas		0	0
3D0205	Compra de inversiones financieras		-3,637	0
3D0214	Compra de inversiones inmobiliarias			
3D0206	Compra de inmuebles, maquinaria y equipo		-19,061	-5,696
3D0215	Desembolsos por trabajos en curso de inmueble, maquinaria y equipo		0	0
3D0207	Compra y desarrollo de activos intangibles		0	0
3D0216	Otros activos financieros		0	0
3D0217	Otros activos no financieros		0	0
3D0208	Otros pagos de efectivo relativos a la actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**-20,600**	**855**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0308	Préstamos bancarios		4,464	-564
3D0314	Emisión de obligaciones financieras		234,829	122,143
3D0301	Emisión de acciones o nuevos aportes		0	0
3D0309	Venta de acciones en tesorería		0	0
3D0303	Otros cobros de efectivo relativos a la actividad		0	
	Menos pagos (salidas) por:			
3D0313	Amortización o pago de préstamos bancarios		0	0
3D0315	Amortización o pago de obligaciones financieras		-160,950	-75,280
3D0310	Recompra de acciones propias (acciones en tesorería)		0	0
3D0311	Intereses y rendimientos		-14,085	-16,231
3D0305	Dividendos pagados a accionistas de la matriz		0	0
3D0316	Dividendos pagados a intereses minoritarios		-13,139	-11,983
3D0317	Diferencias de conversión		0	0
3D0306	Otros pagos de efectivo relativos a la actividad.		-5,487	-8,552
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**45,632**	**9,533**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**20,688**	**12,890**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		17,189	31,802
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**37,877**	**44,692**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

Código de Cuenta		Notas	Del 1 de Enero de 2006 al 30 de Junio de 2006	Del 1 de Enero de 2005 al 30 de Junio de 2005
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio		48,041	10,078
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
3D0609	*Provisión de cuentas de cobranza dudosa*		3,998	2,986
3D0610	Provisión por desvalorización de existencias		6,170	5,268
3D0611	Provisión por fluctuación del valor de inversiones financieras		0	0
3D0612	Depreciación del ejercicio		15,662	17,993
3D0613	Desvalorización de activos		0	0
3D0614	Amortización y castigo de activos intangibles			60
3D0615	Provisión para protección del medio ambiente		0	0
3D0616	Amortización de otros activos		82	0
3D0604	Provisiones		18,073	14,265
3D0606	Pérdida en venta de inversiones financieras		0	0
3D0617	Pérdida en venta de inversiones inmobiliarias		0	0
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo		0	0
3D0618	*Pérdida en venta de activos intangibles*		0	0
3D0619	Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		0	0
3D0622	Pérdida por aplicación del valor razonable		0	0
3D0620	Impuesto a la renta y participación de los trabajadores diferidos			104
3D0621	Efecto acumulado por cambios en las políticas contables		0	0
3D0608	Otros		13,934	5,699
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
3D0703	Utilidad en venta de inversiones financieras		0	0
3D0706	Utilidad en venta de inversiones inmobiliarias		0	0
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo		401	-249
3D0707	Utilidad en venta de activos intangibles		0	0
3D0712	Ganancia por aplicación del valor razonable		0	0
3D0708	Impuesto a la renta y participación de los trabajadores diferidos		-812	0
3D0709	Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo			
3D0710	Efecto acumulado por cambios en las políticas contables		0	0
3D0711	Otros		-759	-123
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0812	(Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
3D0819	(Aumento) Disminución de Activos disponibles para la venta			
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		-45,498	-40,882
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		0	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		-3,364	5,181
3D0804	(Aumento) Disminución en Existencias		-5,764	-28,227
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no corrientes disponibles para la venta		0	0
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado		-1,901	-367
3D0818	(Aumento) Disminución de Otros Activos		0	0
3D0814	Aumento (Disminución) de Obligaciones Financieras		0	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		-54,772	8,135
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas		0	0
3D0815	Aumento (Disminución) de Provisiones		0	0
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		2,165	2,581
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		**-4,344**	**2,502**
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores		0	0
3D0902	*Bienes adquiridos en operaciones de arrendamiento financiero*		0	0
3D0903	Compensación de pasivos corrientes		0	0
3D0904	Compensación de pasivos no corrientes		0	0
3D0905	Capitalización de acreencias u obligaciones		0	0
3D0906	*Revaluación de activos*		0	0
3D0907	Aportes de capital en bienes		0	0

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2006 y 2005
(En miles de nuevos soles)

Código de Cuenta		Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a los accionistas mayoritarios	Total Patrimonio Neto atribuible a los Intereses Minoritarios	Total
4D0101	**Saldos al 1ero. de enero de 2005**	135,667	0	5,537	3,946	0	12,949	0	158,099	135,046	**293,145**
4D0117	1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	0
4D0111	2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	5,435	0	5,435	4,643	**10,078**
4D0119	Total de ingresos y gastos del período	**0**	**0**	**0**	**0**	**0**	**5,435**	**0**	**5,435**	**4,643**	**10,078**
4D0102	3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	0
4D0103	4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	5. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	-6,466	0	-6,466	-5,524	**-11,990**
4D0105	6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0110	7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	0
4D0114	8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0107	9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	10. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0116	12. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0112	13. Otros incrementos o disminuciones de las partidas patrimoniales	7,889	0	-841	1,486	0	-8,535	0	-1	0	-1
4D0118	14. Interés Minoritario	0	0	0	0	0	0	0	0	0	0
4D01ST	**Saldos al 30 de Junio de 2005**	**143,556**	**0**	**4,696**	**5,432**	**0**	**3,383**	**0**	**157,067**	**134,165**	**291,232**
4D0201	**Saldos al 1ero. de enero de 2006**	143,556	0	8,595	5,432	0	14,165	0	171,748	143,070	**314,818**
4D0217	1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	0
4D0211	2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	25,433	0	25,433	22,608	**48,041**
4D0219	Total de ingresos y gastos del período	**0**	**0**	**0**	**0**	**0**	**25,433**	**0**	**25,433**	**22,608**	**48,041**
4D0202	3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	2,223	0	0	-2,223	0	0	0	0
4D0203	4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	5. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	-7,046	0	-7,046	-6,264	**-13,310**
4D0205	6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0210	7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	0
4D0214	8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0207	9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	10. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0216	12. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0212	13. Otros incrementos o disminuciones de las partidas patrimoniales	9,539	0	-2,223	1,597	0	-8,912	0	1	1	2
4D0218	14. Interés Minoritario	-2,641	0	-158	-63	0	-263	0	-3,125	3,125	0
4D02ST	**Saldos al 30 de Junio de 2006**	**150,454**	**0**	**8,437**	**6,966**	**0**	**21,154**	**0**	**187,011**	**162,540**	**349,551**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERÍODO TERMINADO EL 30 DE JUNIO DEL 2006

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución N° 038-2005-EF/93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006 acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, y restituir por el mismo periodo la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los terminos que se indican en el articulo 3 de la resolución N° 034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

Moneda de medición y presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros se presentan en nuevos soles, que es la moneda medición y la moneda de

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VICTOR ASTETE PALMA
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presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende

	30-06-06		31-12-05	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	381,974	32,320	318,438	45,432
Intereses diferidos	(11,562)	(4,430)	(11,083)	(3,897)
Provisión para cuentas de cobranza dudosa	(49,816)		(47,632)	
	320,596	27,890	259,723	41,535

3) EXISTENCIAS

Este rubro comprende:

	30-06-06	31-12-05
	S/.000	S/.000
Maquinas, motores y automotores	125,805	145,782
Repuestos	104,914	97,590
Mercaderías	16,539	13,958
Servicios de taller en proceso	24,097	21,043
Productos en proceso	4,360	5,506
Materias primas y material de empaque	2,893	6,152
Existencias por recibir	41,386	26,884
	319,994	316,915
Provisión para desvalorización de existencias	(24,452)	(19,218)
	295,542	297,697

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VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-06-06	30-06-05
	S/.000	S/.000
Saldo inicial	19,218	14,424
Adiciones del período	6,143	5,278
Aplicaciones por ventas	(909)	(5,087)
Saldo final	24,452	14,615

4) **INMUEBLES MAQUINARIA Y EQUIPO**

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transfe-rencias	Saldos Finales
	S/.000	S/.000	S/.000	S/.000	S/.000
Costo -					
Terrenos	57,330	211	(153)	-	57,388
Edificios y otras construcciones	105,463	280	(198)	4,763	110,307
Instalaciones	14,348	442	-	(3,648)	11,142
Maquinaria y equipo	120,226	2,437	(1,512)	5,781	126,932
Maquinaria y equipo- Flota de alquiler	77,465	7,215	(1,157)	(4,195)	79,329
Unidades de transporte	9,246	71	(121)	-	9,196
Muebles y enseres	36,229	1,012	(25)	-	37,216
Trabajos en curso	2,997	13,799	-	(2,232)	14,565
	423,305	25,467	(3,166)	469	446,073
Depreciación Acumulada -					
Edificios y otras construcciones	38,293	1,661	(33)	622	40,543
Instalaciones	7,416	452	-	(622)	7,246
Maquinaria y equipo	87,500	5,306	(1,131)	(3)	91,672
Maquinaria y equipo- Flota de alquiler	20,236	6,674	(17)	(5,460)	21,433
Unidades de transporte	6,983	334	(120)	(5)	7,192
Muebles y enseres	28,763	1,236	(24)	-	29,975
	189,191	15,662	(1,325)	(5,468)	198,061
	234,113				248,013
Provisión para desvalorización de inmueble	(7,954)				(7,954)
Costo neto	226,159				240,059

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VICTOR ASTETE PALMA
Gerente División Contraloría

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5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por bonos corporativos anteriormente emitidos ascienden a S/.5.5 millones.

6) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2006			2005		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
Total ingresos por ventas y servcios	636,112	88,679	724,791	428,204	76,751	504,955
Utilidad de operación	68,774	2,793	71,567	27,438	1,773	29,211
Principales activos :						
Activos fijos	190,833	49,225	240,059	191,305	57,308	248,613
Existencias	248,204	47,338	295,542	215,663	32,041	247,704
Cuentas por cobrar	281,359	67,127	348,486	153,191	42,040	195,231

7) PATRIMONIO

a) Capital

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de revaluaciòn.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social està representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Excedente de revaluaciòn

Debido a una mala interpretación de la "NIC 16- Propiedad , Planta y Equipo", que establece las normas para el tratamiento del excedente de revaluaciòn, la Compañìa ha capitalizado en ejercicios anteriores excedente de revaluaciòn

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por S/. 7.8 milones , el cual representa el 2.24% del patrimonio. Aun cuando dicho importe es inmaterial para afectar el patrimonio neto de la Compañìa, con el propòsito de cumplir con criterios de total transparencia con el mercado, la Compañìa ha restituìdo el excedente de revaluaciòn capitalizado por S/. 7.8 millones con cargo a resultados acumulados. Cabe destacar que esta situación no afecta de manera alguna el valor del patrimonio neto ni la capacidad de la Compañìa para honrar su polìtica de distribución de dividendos.

c) Resultados acumulados

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/. 13.8 millones.

Adicionalmente, se ha restituìdo el excedente de revaluaciòn capitalizado por S/. 7.8 millones con cargo a resultados acumulados.

8) CONTINGENCIAS Y COMPROMISOS

Al 30 de Junio del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.1 millones, incluídos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.18.3 millones, incluídos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. En Junio del 2006, la Compañìa ha recibido acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 27.5 y S/. 4.5 millones, respectivamente, incluìdos multas e intereses. La Compañìa presentarà en el plazo de ley un recurso de reclamaciòn a la Administración Tributaria.

d. Al 30 de Junio del 2006, la Compañía mantiene en proceso de reclamación, juicios por US$ 1.0 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo al procedimiento establecido, la Administración Tributaria hizo conocer a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Adicionalmente, es importante mencionar lo siguiente:

a. Con fecha 18 de mayo del 2006, la Compañía recibió de la Administración Tributaria una acotación por S/. 1.0 millón, relacionada con las Resoluciones del Tribunal fiscal Nros. 0758-2-2005 y 01644-1-2006, que determinaron que la metodología de ajuste por inflación, no resultaba de aplicación en un escenario en el cual no existe inflación sino deflación, razón por la cual no debió determinarse REI tributario por el ejercicio 2001.

   Al respecto, cabe señalar que con fecha 26 de julio del 2006, se promulgó la ley N° 28843 que dejó sin efecto lo dispuesto por las indicadas Resoluciones del Tribunal Fiscal. Las disposiciones establecidas por dicha ley obligará a la Administración Tributaria a declarar fundado nuestro recurso de reclamación en relación a la indicada Resolución de Determinación, dejando sin efecto la deuda tributaria por S/. 1.0 millón.

b. Al 30 de Junio del 2005 se encontraba pendiente de resolución por parte del Tribunal Fiscal una acotación por S/. 2.7 millones por supuesta omisión en el pago de una multa relacionada con el Impuesto a la Renta del ejercicio 2001. En noviembre del 2005 el Tribunal Fiscal declaró nula y sin efecto dicha resolución, razón por la cual ya no aparece como contingencia al 30-06-06.

Al 30 de Junio del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US$ 12.3 millones y US$ 10.9 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US$ 0.7millones, que garantizan transacciones diversas.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

9) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Periodos terminados el:	
		30-06-06	30-06-05	30-06-06	30-06-05
Utilidad neta	S/.	27,030,000	5,904,000	48,041,000	10,078,000
Promedio ponderado de acciones comunes en circulación		258,360,000	258,360,000	258,360,000	258,360,000
Utilidad basica por acción	S/.	0.105	0.023	0.186	0.039

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de Junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-06	30-06-05
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	30,532	3,832
Transferencias de inmuebles, maquinarias y equipo a existencias	24,584	5,514

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915